SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

ARROW INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, No Par Value	042764100
(Title of class of securities)	(CUSIP number)

Robert W. Cruickshank

494 Weed Street

New Canaan, CT 06840

(203) 966-2926

(Name, address and telephone number of person authorized to receive notices and communications)

August 14, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box     ☐.

SCHEDULE 13D

CUSIP No. 042764100

1.	NAMES OF REPORTING PERSONS: Robert W. Cruickshank I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 (See Item 5 of Amendment No. 1)
8. Shared Voting Power 4,624,494 (See Item 5 of Amendment No. 1)
9. Sole Dispositive Power 0 (See Item 5 of Amendment No. 1)
10. Shared Dispositive Power 4,624,494 (See Item 5 of Amendment No. 1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,624,494 (See Item 5 of Amendment No. 1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.3% (See Item 5 of Amendments No. 1)
14.	TYPE OF REPORTING PERSON IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

2

This Amendment No. 2 (this “Amendment”), filed by Robert W. Cruickshank (the “Reporting Person”), amends the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on June 15, 2006, as amended by Amendment No. 1 (“Amendment No. 1”) filed by the Reporting Person with the SEC on August 2, 2006 (as amended, the “Schedule 13D”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.     Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

In a letter dated August 14, 2006, the Reporting Person, in his capacity as co-trustee of the Robert L. McNeil, Jr. 1983 Trust (the “McNeil Trust”), notified Arrow International, Inc. (the “Company”) of the intent of the McNeil Trust to present a shareholder proposal (the “Proposal”) at the 2007 annual meeting of shareholders of the Company and requested that the Proposal, as well as a supporting statement prepared by the McNeil Trust, be included in the Company’s proxy statement for such meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. The Proposal seeks approval from the Company’s shareholders of a resolution amending the Company’s by-laws to provide that no person shall be eligible to serve as a director of the Company if, as of the date of his or her election, re-election, appointment or re-appointment to the board of directors, such person would be past the age of 72.

Except as set forth herein, the Reporting Person does not have any present plan or proposal which relates to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August	21, 2006

/s/ Robert W. Cruickshank
Robert W. Cruickshank

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